# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Viking Holdings Ltd, CIK 0001745201
CUSIP: G93A5A101
Title of class of securities: Ordinary Shares, $0.01 par value per share
Address of issuer's principal executive offices: 94 Pitts Bay Road, Pembroke, Bermuda (D0), HM 08
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001839882-24-039265
Filed by CIK 0001903793

## Reporting persons
- TPG GP A, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 21,438,949; sole dispositive power 0; shared dispositive power 21,438,949; aggregate amount beneficially owned 21,438,949 (6.8% of the class)
  Comment: The percentage beneficial ownership in Row 11 above is based on a total of 314,950,576 Ordinary Shares (as defined below) outstanding as of December 31, 2024, as reported in the Issuer's (as defined below) Annual Report on Form 20-F filed with the Securities and Exchange Commission (the "Commission") on March 11, 2025.
- James G. Coulter: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 21,438,949; sole dispositive power 0; shared dispositive power 21,438,949; aggregate amount beneficially owned 21,438,949 (6.8% of the class)
  Comment: The percentage beneficial ownership in Row 11 above is based on a total of 314,950,576 Ordinary Shares outstanding as of December 31, 2024, as reported in the Issuer's Annual Report on Form 20-F filed with the Commission on March 11, 2025.
- Jon Winkelried: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 21,438,949; sole dispositive power 0; shared dispositive power 21,438,949; aggregate amount beneficially owned 21,438,949 (6.8% of the class)
  Comment: The percentage beneficial ownership in Row 11 above is based on a total of 314,950,576 Ordinary Shares outstanding as of December 31, 2024, as reported in the Issuer's Annual Report on Form 20-F filed with the Commission on March 11, 2025.

## Item 1. Issuer
Name of issuer: Viking Holdings Ltd
Address of issuer's principal executive offices: 94 Pitts Bay Road, Pembroke, D0, HM 08

## Item 2. Person Filing
Name of person filing:
This Amendment No. 2 to Schedule 13G is being filed jointly by TPG GP A, LLC, a Delaware limited liability company ("TPG GP A"), James G. Coulter and Jon Winkelried (each, a "Reporting Person" and, together, the "Reporting Persons"), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.

TPG GP A is the managing member of each of (i) TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, and (ii) Alabama Investments (Parallel) GP, LLC, a Delaware limited liability company, which is the general partner of each of (a) Alabama Investments (Parallel), LP, a Delaware limited partnership, (b) Alabama Investments (Parallel) Founder A, LP, a Delaware limited partnership, and (c) Alabama Investments (Parallel) Founder G, LP, a Delaware limited partnership, which, collectively with TPG Group Holdings (SBS), L.P., Alabama Investments (Parallel), LP and Alabama Investments (Parallel) Founder A, LP, holds 100% of the shares of Class B common stock (which represents a majority of the combined voting power of the common stock) of TPG Inc., a Delaware corporation, which is the sole member of TPG GPCo, LLC, a Delaware limited liability company, which is the sole member of TPG Holdings II-A, LLC, a Delaware limited liability company, which is the general partner of TPG Operating Group II, L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Operating Group I, L.P., a Delaware limited partnership, which is the sole member of TPG GenPar VII Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG GenPar VII, L.P., a Delaware limited partnership, which is the sole member of TPG VII SPV GP, LLC, a Delaware limited liability company, which is the general partner of TPG VII Valhalla Holdings, L.P., a Delaware limited partnership ("TPG VII Valhalla"), which directly holds 21,438,949 Ordinary Shares ("Ordinary Shares") of Viking Holdings Ltd (the "Issuer").

Because of the relationship of TPG GP A to TPG VII Valhalla, TPG GP A may be deemed to beneficially own the Ordinary Shares held by TPG VII Valhalla. TPG GP A is controlled by entities owned by Messrs. Coulter and Winkelried. Because of the relationship of Messrs. Coulter and Winkelried to TPG GP A, each of Messrs. Coulter and Winkelried may be deemed to beneficially own the Ordinary Shares held by TPG VII Valhalla. Messrs. Coulter and Winkelried disclaim beneficial ownership of the securities held by TPG VII Valhalla except to the extent of their pecuniary interest therein.
Address of principal business office or, if none, residence:
The principal business address of each of the Reporting Persons is as follows:

c/o TPG Inc.
301 Commerce Street, Suite 3300
Fort Worth, Texas 76102
Citizenship: See response to Item 4 of each of the cover pages.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See response to Item 2(a) above.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.*

* Incorporated herein by reference to the Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG GP A, LLC, TPG Advisors VII, Inc., TPG Advisors VI, Inc., TPG Advisors VI-AIV, Inc., TPG Asia Advisors VI, Inc., David Bonderman, James G. Coulter, Jon Winkelried and Karl Peterson dated as of January 18, 2022, which was previously filed with the Commission as Exhibit 1 to Amendment No. 4 to Schedule 13D filed by TPG GP A, LLC, David Bonderman, James G. Coulter and Jon Winkelried on January 18, 2022 with respect to the shares of common stock of Allogene Therapeutics, Inc.

## Signatures
- TPG GP A, LLC: /s/ Martin Davidson, Martin Davidson / Chief Accounting Officer (05/14/2025)
- James G. Coulter: /s/ Gerald Neugebauer, Gerald Neugebauer on behalf of James G. Coulter (1) (05/14/2025)
- Jon Winkelried: /s/ Gerald Neugebauer, Gerald Neugebauer on behalf of Jon Winkelried (2) (05/14/2025)
Comment: (1) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on February 7, 2024 (SEC File No. 001-41617).

(2) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Winkelried on February 7, 2024 (SEC File No. 001-41617).